TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC

2800 Post Oak Boulevard

Houston, Texas 77056

(713) 215-2000

August 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transcontinental Gas Pipe Line Company, LLC

Registration Statement on Form S-4 (File No. 333-226803)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company (the “Company”), respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Time, on August 22, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Transcontinental Gas Pipe Line Company, LLC

By:	/s/ Peter S. Burgess
Peter S. Burgess
VP & Treasurer

cc:	Robyn E. Zolman, Gibson, Dunn & Crutcher LLP

[Transco Acceleration Request Letter]